Reply Attention of William L. Macdonald
Direct Tel. 604.643.3118
EMail Address wlm@cwilson.com
Our File No. 28154-1/ D/WLM/658966.1

December 3, 2004

BY EDGAR AND COURIER

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Attention: Filing Desk

Dear Sirs:

Re: Cangold Limited Registration Statement on Form 20-F, filed November 17, 2004 SEC File No. 000-51031

On behalf of our client, Cangold Limited (the "Company"), we request that the Registration Statement on Form 20-F, filed on the Company's behalf on November 17, 2004, be withdrawn. The Company is withdrawing the Registration Statement solely for the purpose of avoiding its automatic effectiveness on January 17, 2005, to allow additional time to respond to the comments of the staff of the Securities and Exchange Commission.

Please advise us if any further action is required to withdraw the filing. Please do not hesitate to contact Kaare Foy, the Company's Chairman and CFO, at (604) 608-1766 or the undersigned at (604) 643-3118 should you have any questions or require further information.

Yours truly,

CLARK, WILSON

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/mll

cc: Jason Wynn, Division of Corporation Finance
cc: Kaare Foy, Cangold Limited